Exhibit 99.1

Qunar Updates its Dispute with eLong

BEIJING, China, January 2, 2015 — Qunar Cayman Islands Limited (NASDAQ:QUNR) (“Qunar” or the “Company”), today announced that on January 1, 2015, it received the judgment (the “Judgment”) of the Beijing No.1 Intermediate People’s Court (the “Court”) with respect to the contract dispute under an Inventory Distribution Agreement for hotels with eLong, which was previously described in the Company’s annual report on Form 20-F for the fiscal year of 2013.

In the Judgment, the Court held that (i) eLongNet Information Technology (Beijing) Co., Ltd. (“eLongNet”), a subsidiary of eLong, shall pay our subsidiary, Beijing Qunar Software Technology Co., Ltd. (“Beijing Qunar”), a commission of RMB8,127,400 (approximately US$1.3 million) due under the Inventory Distribution Agreement; (ii) Beijing Qunar shall prospectively credit to eLongNet’s advertisement account opened at Beijing Qunar in the future in the amount of RMB52,335,369 (approximately US$8.5 million) corresponding to the period up to September 30, 2014; and (iii) the Inventory Distribution Agreement shall continue to be performed by both parties.

The Company does not believe that the Judgment will have a material impact on its business. The Company has rapidly expanded its hotel direct business since 2013 to cover 223,000 hotels by the end of September 2014. As a result, the hotel direct sales has continued to increase and contributed 51% of the Company’s total hotel volume for the third quarter of 2014.

Under the PRC laws, both parties have the right to appeal to the Beijing High People’s Court within 15 days upon its receipt of the Judgment. The Company plans to appeal and continuously defend its rights under the Inventory Distribution Agreement.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding our relationships with users and travel service providers; the execution of the business cooperation framework agreement with Baidu; its plans to invest in the technology platform; competition in our industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our prospectus and other documents filed with the Securities and Exchange Commission.  All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on September 30, 2014, which was RMB6.1380 to US$1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

About Qunar

Qunar Cayman Islands Limited is the leading search-based commerce platform for the travel industry in China. Qunar’s goal is to empower Chinese travelers to define their travel experience. Founded in May 2005 and headquartered in Beijing, Qunar is committed to providing travelers with a one-stop travel information source on both PC and mobile devices. The Company enables travelers to find the best-value deals by aggregating and processing highly fragmented travel product information from tens of thousands of travel service providers into an organized and user-friendly display through its proprietary technology. According to research firm iResearch, Qunar has ranked No. 1 among all non-state-owned online travel companies in China in terms of monthly unique visitors since November 2010. Qunar’s mobile application “Qunar Travel” was ranked the most frequently used mobile travel application in China by China Internet Network Information Center in September 2012.

Leveraging its large user base and advanced technologies, the Company provides an attractive value proposition to its customers, which include travel service providers and display advertisers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please contact:

China

Jenna Qian

Qunar

Tel: 8610 5760 3609

ir@qunar.com / press@qunar.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: qunar@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: qunar@brunswickgroup.com